SIDLEY AUSTIN BROWN & WOOD LLP

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April 14, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:
Exelon Corporation
Registration Statement on Form S-4
Filed February 10, 2005
(SEC File No. 333-122704)

Exelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed February 23, 2005
(SEC File No. 1-16169)

Ladies and Gentlemen:

        On behalf of Exelon Corporation ("Exelon"), we are writing in response to the comments contained in the Staff's comment letter dated March 11, 2005 (the "Comment Letter") with respect to Exelon's Registration Statement on Form S-4, as filed with the SEC on February 10, 2005 (the "Registration Statement"). Concurrently with the filing of this letter Exelon is filing Amendment No. 1 to the Registration Statement. Amendment No. 1 to the Registration Statement updates the unaudited condensed combined consolidated pro forma financial statements to reflect the Exelon and Public Service Enterprise Group Incorporated ("PSEG") financial information for the year ended December 31, 2004. The methodology used for creating the December 31, 2004 pro forma condensed combined consolidated financial statements did not differ from that used to create the September 30, 2004 pro forma condensed combined consolidated financial statements.

        For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter along with the responses of Exelon and PSEG. With respect to the Staff's comments relating to PSEG, all of the responses to such comments have been provided by PSEG. For the convenience of the Staff's review, PSEG's responses have been included in this letter. All responses in this letter are provided on a supplemental basis.

* * * *

Form S-4

General

  Comment:

  1.
  We note that in connection with the merger, the rights of former PSEG stockholders will be governed by a new certificate of incorporation and by-laws. As a result, some material stockholder rights will no longer apply. For example, as set forth on page 150 of the prospectus, under the current PSEG by-laws a director may be removed without cause upon the vote of 80% of the shares then entitled to vote at an election of director. While under Exelon's amended and restated by-laws, a director may only be removed from office for cause by a majority vote of stockholder. As another example, as set forth on pages 152 and 153, PSEG stockholders will no longer be able to call a special meeting of stockholders upon the written request of a majority of shareholders. It does not appear that you intend to separately present these changes as proposals for stockholders to vote upon. Please tell us why Rule 14a-4(a)(3) of the proxy rules does not require you to "unbundle" these matters. In this regard, please see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

  Response:

          Rule 14a-4(a)(3) requires that the form of proxy identify "each separate matter intended to be acted upon"—that is, each matter for which the appropriate jurisdiction requires that the company obtain approval of its shareholders. Under the laws of the State of New Jersey, the only required approval relating to the merger, including the change in the rights of shareholders of PSEG as a result of being governed by Exelon's charter, is the vote to approve the merger agreement. In addition, the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (2004) (the "Fifth Supplement") appears to recognize that this would generally be the case in public mergers. "[U]nbundling would not be required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company's charter and bylaws are not being changed in connection with the merger." Additionally, we note also that the Fifth Supplement explicitly states that unbundling "would not require that proposed changes to bylaw provisions that are permitted by a company's governing instruments to be amended by the Board of Directors be unbundled." In this instance, PSEG is merging into Exelon, a public company, and the changes to be made to Exelon's charter (name) and by-laws are permitted to be made by the Board of Directors of Exelon without shareholder approval.

  Comment:

  2.
  We note that you have filed several written communications under Rule 425 after you filed the registration statement. However, subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form S-4. See Regulation M-A telephone interpretation B.12 available at www.sec.gov in the July 2000 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please make the correction in any future filings.

  Response:

          Exelon and PSEG will make future Rule 425 filings under the Securities Act number of the Registration Statement.

Prospectus Summary

  Comment:

  3.
  Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed merger. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the tax consequences in this section. Another example is your disclosure concerning Exelon's amended and restated by-laws.

  These are only examples.    Consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly. We may have additional comments based upon your revisions.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 4-13.

  Comment:

  4.
  Disclose here or in the body of the document the status of regulatory clearances and conditions to the merger.

  Response:

          Pages 110-114 of the Registration Statement have been revised to update the status of the regulatory clearances and conditions to the merger as of the date of this letter.

  Comment:

  5.
  We note your disclosure stating that the merger is subject to the satisfaction or waiver of a number of conditions. Briefly clarify which conditions to the merger, if any, may be waived. Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a merger, especially the receipt of an opinion that a merger is not taxable to stockholders.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 10-11 and 131-132.

Risk Factors

  Comment:

  6.
  Clarify in the introductory paragraph that you have described all material risk that are currently known.

  Response:

          The Registration Statement has been revised to address the Staff's comment. Given the Staff's instruction that only risks that are unique to Exelon, PSEG and the combined company should be discussed, the lead-in to the Risk Factors has also been revised to note that the Risks Factors do not discuss risks that are generally applicable to the utility and generation industries. See p. 20.

  Comment:

  7.
  In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the shareholders of PSEG in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

  •
  Providing reliable service to the combined company's...., page 28

  •
  The combined company's generation business may..., page 30

  •
  The combined company's generation business will rely on FERC..., page 31

  •
  The price of the combined company's common stock..., page 32

  •
  The combined company's business..., page 35

  •
  The combined company may make acquisitions..., page 35

    Please note these are examples only. Review your entire risk factor session and revise as necessary.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 20-33.

  Comment:

  8.
  The anticipated benefits..., page 22. As drafted, the risks you disclose in this risk factor are those that would arise in almost any merger of two utility companies. Please revise this risk factor to better tailor the risk to the specific difficulties you expect to encounter. For example, later in your prospectus you disclose your concern regarding the number of nuclear facilities you will hold as a result of the merger and whether that will create regulatory difficulties for the combined company. Also, it appears that your first bullet point in this risk factor is your next risk factor on page 23. Please revise.

  Response:

          Respectfully, Exelon and PSEG believe that the risks discussed in this risk factor are appropriate disclosure under Item 503 of Regulation S-K. Item 503 of Regulation S-K requires a registrant to describe the most significant factors that make the offering speculative or risky but not to include risks that could apply to any issuer or offering. The risks discussed are for reasons set forth in this risk factor and elsewhere in the section, in Exelon's and PSEG's respective judgments, material risks relating to the merger and their ability to achieve the benefits of the merger. They are not, moreover, necessarily risks that would apply to every utility merger. For instance, the likelihood of a regulatory authority such as FERC imposing conditions on a merger depends in part on its view of the degree of market concentration that would result from the merger. As indicated elsewhere in the risk factors, while Exelon and PSEG believe their market concentration mitigation plan adequately addresses any concentration that would result from the merger, there can be no assurance that FERC will not impose additional conditions.

          The Registration Statement has been revised to tailor the risks discussed to the specific difficulties Exelon and PSEG may encounter. The risk identified in the first bullet point has also been deleted. See pp. 20-21.

  Comment:

  9.
  Because a portion of the combined company's business will be..., page 34. Please revise this risk to indicate the magnitude of this risk. Please disclose the percentage of the combined company's business that will be conducted outside the United States.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 30-31.

  Comment:

  10.
  Exelon and PSEG retain contingent liability in connection with asset sales, page 37. Please revise this risk factor to indicate the magnitude of the risk involved.

  Response:

          In response to the Staff's comment, the risk factor has been revised to indicate the amount of asset sales (purchase price plus debt assumed) undertaken by each of Exelon and PSEG during the past three years. Due to the contingent nature of the risks associated with these asset sales, Exelon and PSEG believe that any further attempted quantification of the risks identified in the disclosure, including those relating to the indemnification of buyers from specific risks or the payments to be made to buyers on the basis of any outcome of post-closing adjustments, audits or other reviews, would be so speculative as to be misleading. By providing the aggregate amount of consideration received for the asset sales, Exelon and PSEG believe that the reader will have a sense of the size of the divestiture programs. Any indemnity or similar obligations owed would be a small fraction of these amounts.

  Comment:

  11.
  Please consider whether a material risk exists due to each of Morgan Stanley's, JP Morgan's and Lehman Brothers' position as a financial advisor and related issuance of a fairness opinion given that a portion of each investment bank's fee is contingent upon completion of the merger. Also consider whether you should include a risk factor since Morgan Stanley has acted as PSEG's financial advisor and also has provided financial advice to Exelon in connection with the sale of the outstanding common stock of ExRes SHS Inc.

  Response:

          Exelon and PSEG have considered whether a material risk exists due to Morgan Stanley's, JP Morgan's and Lehman Brothers' (collectively, the "Financial Advisors") position as financial advisors and related issuance of a fairness opinion given that a portion of each Financial Advisor's fee is contingent upon completion of the merger and have concluded that no material risk exists. Respectfully, Exelon and PSEG believe that the risk is neither material nor unique to this deal and therefore a discussion of such matters in the Risk Factors section would not be in accordance with Item 503 of Regulation S-K. It is customary in public merger transactions for a portion of the financial advisor's fee to be contingent upon completion of the merger. Accordingly, if any risk were created by such arrangements, such risk would be a risk that could apply to any merger where fairness opinions were obtained and therefore outside the category of risks which require disclosure under Item 503 of Regulation S-K.

          In deciding on PSEG's choice of financial advisor, PSEG's Board of Directors carefully considered the financial advisory assignment that Morgan Stanley undertook for Exelon as disclosed in the Registration Statement. In light of the limited nature and extent of this assignment, which was targeted at a specific divestiture of a limited portion of Exelon's generation portfolio, and the discussions concerning the assignment that PSEG management held with Morgan Stanley and Exelon, the PSEG Board of Directors concluded that Morgan Stanley's ability to act for PSEG in connection with the merger was not affected by the Exelon engagement. Accordingly, in light of the full disclosure of this issue, Exelon and PSEG do not believe that risk factor disclosure is also necessary.

Forward-Looking Statements

  Comment:

  12.
  We note your statement in which you expand the risk factors applicable to the combined company and that are present in the merger to include the factors identified on pages 38-39. It is inappropriate to include other risk factors only in this section. You should identify all risk factors in the risk factors section.

  Response:

          The Registration Statement has been revised to clarify that the factors cited in this section are factors that could affect forward-looking statements generally and are not necessarily risks related to the merger, Exelon, PSEG or the combined company. See p. 34. Exelon and PSEG believe that it is appropriate to list here any factors that could affect forward-looking statements made in the Registration Statement or documents incorporated therein. As Section 27A of the Securities Act provides, the safe harbor for forward-looking statements is available if, among other things, the forward-looking statement "is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement."

Background of the Merger

  Comment:

  13.
  For each key meeting cited here, please ensure that the disclosure conveys all material persons who participated and all material matters discussed. For example, on page 53, you should identify the outside financial advisors that advised PSEG "for a brief period of time." As an example, with respect to the telephone conversation between Messrs. Rowe and Ferland on July 19, 2004, revise to more clearly articulate the nature of those discussions. Did their conversation only relate to the nuclear operating contract? Also, with respect to the July 27, 2004 Exelon board meeting, discuss more fully the board's determination to accept management's recommendation to pursue only a possible business combination with PSEG. These are only examples.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 48-56. However, the sentence at page 53 referring to assistance from an outside financial advisor has been deleted. Exelon has evaluated further the role of that financial advisor and has determined that its role was not material. Exelon reports that the activity of that financial advisor was limited to assisting the Exelon Corporate Development Group in building a financial model for evaluation of a possible transaction with PSEG. At that time, the Corporate Development Group was developing financial models to incorporate into an analysis that compared various potential merger and acquisition opportunities. The work of the financial advisor was generally limited to tasks the Corporate Development Group would otherwise have performed with its own personnel. The financial advisor was not compensated for its assistance but offered to help the Corporate

  Development Group in the hope that it might eventually be retained for a significant financial advisory assignment. Ultimately, this financial advisor was not retained to assist Exelon or PSEG in connection with the merger and did not render any financial advice in connection with the merger.

  Comment:

  14.
  Please disclose why Exelon determined to retain two financial advisors. Also, explain how the PSEG board determined to retain Morgan Stanley even though Morgan Stanley was then acting as Exelon's financial advisor regarding the disposition of Sithe Energies, Inc.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See p. 51. With respect to the second part of the Staff's comment relating to why the PSEG Board of Directors chose to retain Morgan Stanley, Exelon and PSEG respectfully suggest that no further disclosure is required in the Registration Statement, in view of the disclosure already in the Registration Statement discussing the PSEG Board of Directors' reasons for retaining Morgan Stanley and the response to comment 11 explaining why Exelon and PSEG do not believe that a material risk is presented by Morgan Stanley's representation in connection with the Sithe transaction.

  Comment:

  15.
  With respect to the November 11, 2004 meeting, disclose the possible exchange ratios that were considered. Similarly, discuss any negotiation process regarding the exchange ratio that may have taken place on that date or throughout the course of negotiating the merger agreement. Explain clearly how the exchange ratio of 1.225 was determined. We note the brief reference that Exelon from the July 16, 2004 description that Exelon proposed a premium of 10-20%.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See p. 53.

Recommendation of Exelon Board; Exelon's Reasons for the Merger

  Comment:

  16.
  Please expand the reasons for the merger to provide specific information regarding the existing allocation of revenues by segment to those resulting from the merger.

  Response:

          Exelon has not revised the disclosure, as comparative revenue allocation by segment was not a reason for the merger specifically considered by Exelon's Board of Directors and did not form a basis for the Board of Directors' recommendation. As a result, it would not be appropriate to include this information, as it would be misleading to imply that it was specifically considered or relied upon in the making of the Board of Directors' recommendation.

  Comment:

  17.
  Please provide more specific guidance as to the source of the cost synergies of $400 million in the first year and $500 million in the second year. We note Mr. Shapard's presentation to the UBS Natural Gas and Electric Utilities Conference in which he outlined some of the sources of synergies savings from the merger. Please review this presentation to determine if there are any other materials that should be included in your document. Also, we note that you estimated that the present value of synergies would be $8-9 billion. Please provide disclosure regarding those anticipated synergies and the amount of accretion expected by Exelon, as noted in the presentation. We may have further comments.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 95-96.

  Comment:

  18.
  Please provide more specific disclosure about how the merger will actually benefit the municipalities served by the combined companies.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See p. 58.

Opinion of Financial Advisors

  Comment:

  19.
  As currently drafted, the discussion of each financial advisor's opinion does not provide a meaningful summary of each of the analyses performed because each summary does not provide a clearly written conclusion relating the results of the analysis to the consideration being offer in the transaction. Consequently, neither Exelon shareholders nor PSEG shareholders can weigh the results of each analysis in determining whether to support the proposed merger. We understand that each investment banker has weighed the conclusion of each analysis and has determined that taken as whole the transaction is fair to shareholders. However, the purpose of the disclosure is for shareholders to understand each analysis and then make their own determination of fairness. Please explain in clear, concise and understandable language what the financial advisor did and how each analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis, and clearly disclose whether or not each analysis supports the finding of fairness. We may have additional comments based upon your revisions.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 65-90.

  Comment:

  20.
  Please disclose the amount of the fee that JP Morgan will receive that is contingent. Also, please quantify the amount of compensation received by JP Morgan, Lehman Brothers and Morgan Stanley from Exelon and PSEG during the last two years. See Item 1015 of Regulation M-A.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 71-72.

  Comment:

  21.
  Please provide us with copies of all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties.

  Response:

          For the Staff's information as additional source materials, Sidley Austin Brown & Wood LLP and Pillsbury Winthrop Shaw Pittman LLP, on behalf of Exelon and PSEG, respectively, are providing to the Staff under separate cover and on a confidential basis (1) consolidated forward-looking financial information Exelon provided to PSEG and similar information PSEG provided to Exelon and (2) the summary page from a synergies analysis jointly prepared by Exelon and PSEG with the assistance of Booz Allen & Hamilton Inc. As noted in the Registration Statement, the estimated synergies PSEG presented to its Board of Directors were approximately $100 million less than the estimated synergies presented to the Exelon Board of Directors in each of the first two years of operations, primarily because PSEG did not include in its synergies estimates expected improvements in the operating performance of its nuclear generating facilities to the extent those improvements were already reflected in the PSEG forward-looking financial information. The summary page delivered separately to the Staff by Sidley and Pillsbury shows synergies estimated by Exelon and PSEG giving effect to all expected improvements in nuclear performance.

          In response to the Staff's comment, Exelon and PSEG have expanded the discussion regarding forward-looking financial information to include information about the principal assumptions utilized in preparing such information. Additional information has also been presented about estimates of synergies. See the sections of the Registration Statement titled "The Merger—Exelon Forward-Looking Financial Information" and "The Merger—PSEG Forward-Looking Financial Information" and "The Merger—Estimated Cost Savings Attributable to the Merger." Exelon and PSEG have reviewed the information exchanged between them in connection with the merger and concluded that all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties has now been disclosed in the Registration Statement or the documents incorporated by reference.

Forward-Looking Financial Information

  Comment:

  22.
  Please disclose your principle assumptions used in developing your forward-looking income and cash flow statement data. Please supplementally explain the rationale behind the development of each assumption. See guidance in Item 10(b) of Regulation S-K and Chapter 8 of the AICPA Guide for Prospective Financial Information.

  Response:

          The Registration Statement has been revised to include the principal assumptions that Exelon and PSEG used in producing its respective forward-looking financial information.

  Market Prices Assumptions for Exelon and PSEG

        The following is the rationale for the market price assumptions used by Exelon and PSEG:

        As noted in the Registration Statement, each of Exelon and PSEG had created its own internal projections. In the course of this process, each of Exelon and PSEG was required to make a number of assumptions about future events including, among other things, energy and capacity prices and other industry specific economic matters, the general state of the economy, operational and other matters. To increase the usefulness of information Exelon and PSEG were to exchange during the course of valuation negotiations, they agreed to use a common set of reasonable assumptions relating to future energy and gas prices. These assumptions were based largely on available market data extended through the forecast period. Exelon and PSEG believe that the use of available market data provided a reasonable basis for developing a common set of assumptions to be used by the parties for future energy and gas prices. In addition, Exelon and PSEG agreed to use a common set of reasonable assumptions relating to future capacity prices. Market information for future capacity prices is less available than that for future energy and gas prices. Exelon and PSEG based their assumptions regarding future capacity prices on limited market information from industry sources but primarily on their belief that capacity prices would increase over time. Accordingly, the assumptions about capacity prices reflect a blend of market information and the parties' own general expectations about future capacity prices. Each of Exelon and PSEG believes that the assumptions relating to capacity prices are a reasonable approximation of the assumptions used in its own internal planning and forecasting functions.

  Other Exelon Principal Assumptions

        The following is the response with respect to the rationale for the non-market price principal assumptions for Exelon's forward-looking financial information:

        Exelon's assumption with respect to the operating performance of its nuclear fleet, including its share of the nuclear fleet co-owned with PSEG, was based upon the fleet's recent historical performance, which has generally been consistent in recent years. Given this consistency, Exelon believes it is reasonable to assume for the purpose of developing the forward-looking financial information that the fleet will continue to operate near recent historical levels.

        Exelon assumed that the rates of Commonwealth Edison Company ("ComEd") in Illinois in 2007 through 2009 will be determined through an auction process which allows for full cost recovery with a pass through of energy rates. Exelon believes this is the most likely outcome of Exelon's discussions with the Illinois regulators. With respect to the rates of PECO Energy Company ("PECO"), Exelon assumed that they would be consistent with current scheduled rates throughout the period. This assumption was based on the fact that PECO's generation rates, which represent a significant portion of overall rates, are capped through 2010. PECO's electric transmission and distribution rates are capped through 2006. Any increase in these rates would be based largely on Exelon's invested capital, which Exelon believes would not vary significantly from current levels.

        Finally, Exelon assumed that operating and maintenance expense and capital expenditures for 2005 through 2007 would be consistent with Exelon's internal planning model for those years and would increase at the rate of 1% per year in 2008 and 2009. The 1% rate of increase reflects Exelon's assumptions regarding cost growth less productivity improvement.

  Other PSEG Principal Assumptions

        The following is the response with respect to the rationale for the non-market price principal assumptions for PSEG's forward-looking financial information:

        PSEG's assumption with regard to three nuclear units it operates and their return to levels of performance consistent with those of the period prior to 2004 was based on the significant management attention to and staffing changes, including the loan of key personnel from Exelon, that were being made at these facilities. PSEG's assumption with regard to the two nuclear units that are co-owned with and operated by Exelon was based on the units' historical performance, which has generally been consistent in recent years. Given the consistency of performance of the Exelon-operated units and the significant effort being placed in the PSEG-operated units, PSEG believes it is reasonable to assume for the purpose of developing its forward-looking financial information that the nuclear fleet would return to performance consistent with recent historical levels, excluding 2004.

        PSEG assumed stable rates for its electric and gas delivery utility in the period 2005 to 2009. PSEG believes this is reasonable given its recent performance in terms of both operations and cost management and the New Jersey Board of Public Utilities' history of providing fair ratemaking.

        Regarding the Basic Generation Service, PSEG believes it is reasonable to assume that the New Jersey Board of Public Utilities will continue the auction process based on the success of the auction for the past four years and the fact that the New Jersey auction has become a model for procuring electricity supply in the a deregulated market.

        PSEG's forward-looking financials do not include further new investment in PSEG Energy Holdings L.L.C. ("Energy Holdings"). This is a reasonable assumption based on PSEG's publicly stated strategy to opportunistically monetize its investments in Energy Holdings.

        Lastly, PSEG assumed that its operating and maintenance expenses for the period 2005 to 2009 would be consistent with historical performance. PSEG estimates approximately 3% annual inflation, partially offset by a 1% annual improvement in productivity. Capital expenditures for 2005 to 2009 were estimated consistent with PSEG's historical performance and needs and adjusted to reflect specific major projects. PSEG believes this capital profile is reasonable given the consistent investment level employed at the regulated utility and the completion of several large construction projects in the power generation subsidiary.

Interests of PSEG's Directors and Executive Officers

  Comment:

  23.
  To place in context the terms of Mr. Ferland's second amendment to his employment agreement, if material, please summarize and contrast his existing compensation arrangements with the compensation he will receive as a result of the merger.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See p. 98.

Consideration to be Received Pursuant to the Merger; Treatment of Stock Options and PSEG Equity-Based Awards

  Comment:

  24.
  In this disclosure and elsewhere in your document, clearly and concisely disclose that the merger will trigger the acceleration of some PSEG options but not other options. Further, in those disclosures, quantify the number of options that will be accelerated.

  Response:

          The Registration Statement has been revised to address the Staff's comment. See pp. 100 and 117.

Exelon Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and Notes

  Comment:

  25.
  You indicated the adjustments reflected in the pro forma financial statements are preliminary and are subject to change pending additional information and decisions. Please note that any differences between the adjustments reflected in your final pro forma financial statements included in the S-4 and those made at closing of the acquisition should be identified and discussed in the financial statements in which the purchase is recorded. This may best be accomplished in the note in which you provide the paragraph 51.e of FAS 141 disclosure. Please ensure you identify differences due to external factors such as interest rates or changes in the position of commodity forward curves versus those due to factors largely within your control, such as changes in estimates, appraisals or identification of additional contingencies or assets. Please confirm your concurrence with this approach or advise how you plan to communicate any changes in your allocation of purchase price at closing.

  Response:

          Exelon will review the significance of any changes that occur between the purchase price allocation reflected in the pro forma financial statements and the actual purchase price allocation reflected in the financial statements of Exelon Electric & Gas Corporation (the name of the combined company), subsequent to the closing of the merger. Depending upon whether significant changes are identified, Exelon confirms that it will review and consider the appropriate means to communicate any such information that it considers significant.

  Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

  Note (b)

  Comment:

  26.
  We note nil purchase price was allocated to acquired intangible assets other than goodwill. Please describe in detail your process for identifying acquired intangible assets and explain why you determined you did not acquire any such assets. See paragraphs 39 and A10-A28 of FAS 141. For example, we understand that the value relating to manuals and related documentation surrounding nuclear plants could be quite substantial, yet no allocation has been made. If your cash flow determination of the fair value of plant was intended to encompass peripheral assets, we believe these items represent intangibles apart from plant and should be allocated value since the cash flows from the plant could be generated without them. Other tangibles to be considered include licensing agreements, emission allowances/credits, procurement contracts, and real estate easements. These examples are not exhaustive. Given the substantial amount of goodwill recorded on this transaction, it appears there may be other similar intangibles that may not have been allocated value. In this regard, please tell us in detail the reasons you paid a substantial premium relative to the net fair values to acquire generating assets and a regulated transmission and distribution business earning an "allowed" rate of return. While we understand synergies that result from the combination of joint plant interests as well as cost savings from certain eliminations, such as corporate overhead, may justify a premium, your existing purchase price allocation indicates approximately 2/3 of the consideration paid was unrelated to the people, processes and assets in place that constitute PSEG. We find that allocation atypical of a capital intensive business. Please advise. We may have further comment upon review of your response.

  Response:

          Exelon undertook a process to identify acquired intangible assets based upon the guidance included in paragraphs 39 and A10-A28 of Statement of Financial Accounting Standards ("FAS") No. 141. That process identified the following as part of the unaudited pro forma condensed combined consolidated balance sheet pro forma adjustments (including intercompany eliminating transactions) (in millions):

Tangible assets	$1,950
Intangible assets	901
Liabilities	(3,686)

Net total	$(835)

        The identifiable intangible assets consisted of the following (in millions):

Nuclear fuel contracts	$63
Power supply contracts—Global	280
Power purchase contracts—PSE&G	558

Total	$901

        Please note that power purchase contracts—PSE&G for $558 million above is net of the $179 million intercompany elimination as described in the response to comment 35. In addition to these intangible assets, Exelon recorded a $512 million liability ($333 million in consolidation after giving effect to the intercompany elimination as described in the response to comment 35) related to certain power supply contracts at PSEG Power that were out of the money, which is described in note (j) to the unaudited pro forma condensed consolidated balance sheet of Exelon as of September 30, 2004.

        As part of the process of identifying acquired intangible assets, Exelon also considered the existence of additional intangibles associated with the fossil and nuclear power plants. Exelon agrees that there are several potential identifiable intangible assets to be quantified with respect to the plants, including but not limited to those listed in your comment. Exelon has not yet developed sufficient information to enable it to quantify the separate value of those intangibles other than, as noted, the value associated with the related nuclear fuel supply agreements, in the case of the nuclear power plants, and the value of the power supply and fuel purchase contracts, in the case of the fossil power plants. However, the value of the plants included as part of the pro forma financial statements reflect the entire value of the plants, including any potential intangibles, such as emissions credits, not separately identified.

        Exelon intends to perform a detailed valuation of these plants on a unit-by-unit basis, both to value the plants themselves, as well as any identifiable intangible assets. Exelon expects this process will not be completed until after the closing of the merger. Currently, Exelon is in the process of hiring a valuation firm(s) to perform this work and expects the work to commence during the second quarter of 2005.

        With respect to the premium paid and the amount of the purchase price allocation made to net tangible and identifiable intangible assets, Exelon believes that the fair values assigned to the net assets acquired represents its current best estimate of the total fair value of these net assets, including identifiable intangible assets, based on the work performed to date related to the pro forma financial statements. See additional information related to the allocation of purchase price in the response to comments 27 and 28 below.

  Comment:

  27.
  Please supplementally reconcile your purchase price allocation adjustment of $(323) million to "Other assets (exclusive of intercompany transactions)" to the items that comprise it in your pro forma adjustments on the pro forma balance sheet. In your response, ensure we understand your basis for its classification in the pro forma balance sheet.

  Response:

          The following is a detailed list of the items included within "Other assets (exclusive of intercompany transactions)" in Exelon's purchase price allocation (in millions):

Intangible asset—Nuclear fuel contracts	$(63)
Intangible asset—Power supply contracts—Global	(280)
Intangible asset—Power purchase contracts—PSE&G	(737)
Regulatory liability—Power purchase contracts—PSE&G	737
Other	20

$(323)

        Certain offsetting purchase accounting adjustments were netted in the purchase price allocation calculation that was disclosed in footnote (b) of the Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet. Additionally, the purchase price allocation table was prepared without giving effect to the intercompany intangible asset and liability elimination entry as described in the response to comment 35. Reflecting on the above table, Exelon believes a more appropriate title for the caption is, and has retitled it as, "Other assets and liabilities" in the Registration Statement. Exelon will also include a separate line in the table titled "Intangible assets" which identifies the $901 million of intangible assets created as part of the purchase accounting, reclassifying that amount out of the "Other assets and liabilities" caption. Exelon will also net the purchase price allocations for the power supply and purchase power contracts between PSE&G and PSEG Power LLC ("PSEG Power") with the intercompany elimination of $179 million and add a separate line for the regulatory assets of PSE&G established in purchase accounting. Finally, please note that in the same purchase price allocation table, Exelon has also retitled the caption "Other liabilities (exclusive of intercompany transactions)" to "Accrued expenses" to better reflect the information included in that line.

  Comment:

  28.
  Please tell us how you intend to assign the goodwill created on this acquisition to your reporting units. Please be detailed in defining your reporting units and how you intend to allocate. If goodwill is anticipated to be allocated in a manner that does not follow the related tangible assets, please explain how you anticipate allocating goodwill between reporting units. You may want to tell us how you define reporting units and whether this acquisition will result in the creation of a new one. On a different point, please tell us whether goodwill allocation, and possible amortization, has any impact for rate making purposes in any jurisdiction in which PSEG operates. To the extent you may be required to allocate goodwill between operations subject to FAS 71 and unregulated operations, show us how you intend to do the allocation and explain your basis for the split. We may have further comment.

  Response:

          Exelon advises that it has only completed a preliminary assessment of the reporting units and operating segments expected within Exelon Electric & Gas Corporation. The information provided below is subject to change as the structure of Exelon Electric & Gas Corporation continues to evolve prior to the closing of the merger.

        The following operating segments and reporting units are expected to exist within Exelon Electric & Gas Corporation subsequent to the merger:

Operating Segments	Includes the following reporting units
Energy Delivery	PECO Energy Company Commonwealth Edison Company Public Service Electric and Gas Company ("PSE&G")
Generation	Exelon Generation LLC
Holdings—Global	PSEG Global L.L.C.
Holdings—Resources	PSEG Resources L.L.C.

        Upon the consummation of the merger, Exelon expects the following changes related to its reporting units:

PSEG Power LLC

        Exelon expects to include PSEG Power within its current Generation operating segment and reporting unit. PSEG Power is expected to be fully integrated into Exelon Generation, both from an operational and reporting standpoint, either at the close of the merger or shortly thereafter.

PSE&G

        PSE&G is expected to be included within the Energy Delivery operating segment of Exelon. This inclusion reflects Exelon's initial assessment of (1) how the chief operating decision maker is expected to view this entity within Energy Delivery and (2) the aggregation criteria included in paragraph 17 for FAS 131, Disclosures about Segments of an Enterprise and Related Information.

Holdings—Global

        Exelon expects a new operating segment and reporting unit referred to as Holdings—Global and PSEG Global L.L.C., respectively, will be created as part of the merger. Holdings—Global includes primarily international (and to a lesser extent domestic) energy projects. Holdings—Global is expected to be evaluated by the chief operating decision maker on a separate basis and to include a management team which is responsible for its financial results to the chief operating decision maker.

Holdings—Resources

        Exelon expects a new operating segment and reporting unit referred to as Holdings—Resources and PSEG Resources L.L.C., respectively, will be created as part of the merger. Holdings Resources is mainly comprised of passive investments in leveraged leases, limited partnerships, leveraged buyout funds and marketable securities, both domestically and internationally. Holdings—Resources is expected to be evaluated by the chief operating decision maker on a separate basis and to include a management team that is responsible for its financial results to the chief operating decision maker.

Allocation of goodwill

        Exelon intends, initially, to allocate the total merger consideration into the reporting units, PSE&G, PSEG Power (included within the Exelon Generation LLC reporting unit), PSEG Global L.L.C. and PSEG Resources L.L.C., as well as PSEG Corporate. This allocation of the consideration paid in the merger, by the previous listed entities, is intended to be based on an allocation to be completed by an independent third-party valuation firm. Upon allocating the consideration Exelon will compare these amounts to the fair value of the net assets acquired, by entity. The resulting excess of the allocated purchase price over the fair value of the net assets acquired, by entity, will represent the goodwill that will be recorded at each of their respective reporting units.

        Exelon has been advised by PSEG that the allocation of goodwill will not have any impact on the ratemaking process in the jurisdictions in which PSE&G operates.

        As noted previously, Exelon's work in this area is preliminary and the valuation and purchase price allocation to the identified reporting units has not been completed. In completing various regulatory filings related to the proposed merger, Exelon and PSEG have allocated the goodwill nearly equally between the regulated and unregulated businesses. Exelon does not expect to have a completed valuation and purchase price allocation, even on an initial estimate basis, down to the reporting unit level until subsequent to the closing of the merger.

  Note (c)

  Comment:

  29.
  Please tell us all significant assumptions used in determining the fair value of your power generating assets and how you arrived at these assumptions. In this regard, please tell us whether you are eligible to apply for extensions on the licenses of any of PSEG's nuclear units in the future and how this was factored into your fair value analysis. Furthermore, we do not understand why you utilized the mid-point of the valuation range for fossil and other facilities while the high-end of the range was utilized for nuclear facilities. Given the significant premium you are paying relative to the fair value of identified assets, it appears that using the high-end of the range may be justified based upon your economic actions. Furthermore, please provide us PSEG's consideration of whether fossil and other facilities were impaired on a held and used basis under FAS 144. In light of the purchase adjustment "step-down" of plant, if they were not evaluated for impairment, explain why. If evaluated, please contrast the analysis performed by PSEG management relative to the evaluation performed for pro forma valuation purposes. Explain any differences between the analyses. We may have further comment.

  Response:

          Exelon performed the assessment of the fair value of the power generating assets separately for PSEG's nuclear generating assets and fossil and other generating assets. Exelon's assessment was developed through management's understanding of the power generating business of PSEG. Exelon held discussions with the management of both companies as well as certain third-party consultants to develop this assessment. To date, Exelon has not hired a firm to perform the valuation of these plants on a unit-by-unit basis. Exelon is in the process of selecting a valuation firm, but does not expect to have final valuation reports until a period of time subsequent to the closing of the merger.

Fossil stations

          Exelon determined that there were adequate market comparable transactions within the region to provide an initial basis for valuation for the fossil units. These market comparables were converted to a price per kW to provide a basis for valuation of the PSEG units. The use of these market comparable transactions is very subjective in nature due to the many factors that can affect a particular unit's value. This type of fair value analysis was preliminary in nature and intended to capture only significant items that could impact the fair value of these assets. In evaluation of significant items which may impact the fair value of the units, Exelon and its advisors considered the relevant comparable transactions related to the unit, which may have included one or more of the following items, if significant; the unit's technology, location, fuel type and heat rate (efficiency measure). These unit specific variables were used to make adjustments, where necessary, to the market comparable data to reflect better the specific unit being evaluated. Additionally, if Exelon was aware, or made aware, of any specific circumstances related to a unit that could impact its value, those circumstances were also considered in the assessment. Exelon expects that these valuations will be superseded by full fair value reports from an independent third-party valuation firm expected to be received subsequent to the closing of the merger.

Nuclear stations

        PSEG owns a 100% interest in the Hope Creek station and partial interests in the Salem and Peach Bottom stations. Exelon owns the remainder of the Salem and Peach Bottom stations. Exelon discussed this valuation with management of both companies, as well as certain independent third-party consultants. Market comparable transactions for the nuclear units are very limited and vary significantly by unit. Based on an analysis of the specific units and their relation to the identifiable market comparable transactions, it was determined that these units would reflect a fair value of approximately $1,000 per kW on the high end of the valuation and $600 per kW on the low end of the valuation. In determining this fair value range, Exelon assumed that each of the units will ultimately apply for and receive an extension of its license life from the Nuclear Regulatory Commission. Exelon expects that these valuations will be superseded by full fair value reports from a third-party valuation firm expected to be received subsequent to the closing of the merger.

Use of amounts within valuation range

        In the fair value analysis for each unit, Exelon identified a high, midpoint and low value for each unit individually. Exelon determined that a midpoint valuation would be the most reasonable approach for the fossil stations, based on the variability of the valuations using the different assumptions. This approach was not used for the nuclear plants due to Exelon's greater understanding of these units, their past operations and expected operating performance. As noted above, Exelon is a partial owner in two of the three nuclear stations (four units) to be acquired in the proposed merger and, therefore, has a strong understanding of their operating history and expected future cash flows. Exelon believes that this approach of using the high end of the valuation range for the nuclear units is a reasonable valuation method for inclusion in the Registration Statement, as Exelon believes that the values would be supportable in the market.

PSEG FAS 144 assessment

        Exelon directed the requests regarding whether or not FAS 144 analyses were prepared for PSEG's fossil and other facilities, as well as considerations made in the assessment, to PSEG. PSEG responded that it has considered investments for impairment as required under FAS 144. There were certain indicators of impairment for certain of PSEG Power's recently constructed power plants, namely changes in market conditions, that led to impairment tests being performed. As the plants are consolidated assets, an undiscounted cash flow test was performed. The test indicated no impairment. An undiscounted cash flow impairment test for such long-term plant investments would significantly differ from a fair value analysis performed as part of the purchase accounting process that largely relied on market comparable transactions.

        As noted above, Exelon prepared the estimated value of the PSEG Power plants based on a price per kW approach, or a market comparable approach. As noted above in the response from PSEG, PSEG's FAS 144 analyses was performed using an undiscounted cash flow approach. The resulting values from the two approaches are very different and not easily compared.

  Note (d)

  Comment:

  30.
  Please tell how you determined the estimated fair value of nuclear fuel. If based on a recent purchase, please tell us the date of the transaction. If based upon a price subscription service, please tell us which one. We may have further comment.

  Response:

          A fair value purchase accounting adjustment for the nuclear fuel in the nuclear station reactors of PSEG was determined to be $29 million. Where PSEG is a joint owner of a nuclear unit, only the represented ownership percentage of the nuclear fuel was valued. This valuation was based upon market data published in the Nuclear Market Review for the month of September 2004, published by Tradetech.

          Exelon also valued PSEG's nuclear fuel supply contracts. These contracts were valued based on the PSEG contracted values applied to an Exelon internally generated price curve for nuclear fuel and its related components. Exelon's internal price curve was used because there is no significant public market data available on fuel purchases that extend out over several years.

          Exelon intends to hire a third-party valuation firm to value both the nuclear fuel in the PSEG reactors and nuclear fuel contracts as part of the recording of the final purchase price allocation.

  Note (g)

  Comment:

  31.
  We note that a $347 million pro forma adjustment to fair value regulated debt was offset by an increase to regulatory assets. Please tell us where you will classify the amortization of this regulatory asset and explain supplementally why no pro forma adjustment to the income statement is required for its amortization. Please also provide the anticipated journal entries that will be made to amortize both the pro forma adjustment to regulated debt and the pro forma adjustment to regulatory assets. Finally, tell us whether it is possible to refinance regulated debt with lower cost debt and not have an immediate impact on regulated rates. If so, advise how you would account for the regulatory asset and old debt upon refinancing.

  Response:

          The debt fair value adjustment and the associated regulatory asset will be amortized over the same period and in the same amounts through the interest expense component of the income statement. As these amounts will completely offset each other, there is no net impact to the income statement, nor any required pro forma adjustments.

          The amortization of the fair value adjustment will be recorded as follows:

  Dr.
  Debt                   XX
  Cr.                   Interest Expense                   XX

          The amortization of the regulatory asset will be recorded as follows:

  Dr.
  Interest Expense                   XX
  Cr.                   Regulatory Asset                   XX

          Exelon has advised that the impact of refinancing debt, or any change in capital structure, would not be reflected in rates until the next ratemaking proceeding. Therefore, the act of refinancing debt does not have an immediate impact on regulated rates, unless the change is included in a test year for a rate case. Any costs associated with the refinancing (e.g. prepayment premiums) are also included in the ratemaking process. Therefore, any adjustment in the regulated rates associated with the revised lower costs of debt will be partially offset by the costs to achieve the lower costs.

          If the debt in question were refinanced, both the remaining fair value adjustment and the corresponding regulatory asset would be netted and written off. Therefore, there would be no impact to ratemaking due to the purchase accounting adjustment.

  Note (h)

  Comment:

  32.
  You state the adjustment to the asset retirement obligation was due to differences in assumptions used by you and PSEG. Please explain the reasons for any difference in assumptions, including descriptions of the specific assumptions used by PSEG upon adoption of FAS 143 and why they differ from those used for the pro forma presentation, which we assume will also be used at closing. Please tell us the discount rate(s) used by PSEG to establish or adjust the ARO and the rate used in the pro forma presentation. Further, we note in footnote (d) to the pro forma statement of operations that you recorded additional accretion expense due to the fair valuation of PSEG's asset retirement obligations.

  Please help us understand why accretion expense increased with the increase in the ARO. Please provide us a schedule that shows the difference in accretion expense using PSEG's method versus your method by year until the ARO is anticipated to be extinguished.

  Response:

          Exelon noted that assumptions differed between it and PSEG on the following items in the calculation of the asset retirement obligations under FAS 143, Asset Retirement Obligations:

    •
    Credit adjusted risk free rate

    •
    Decommissioning scenarios

    •
    Cost escalation rates

        These differences are discussed in greater detail below.

Credit adjusted risk free rate

        In determining the credit adjusted discount rate at September 30, 2004, Exelon assumed that PSEG Power would be merged into Exelon Generation. Therefore, at the date at which they merge, the credit adjusted risk free rate applicable to Exelon Generation debt should be used to determine the credit adjusted risk free rate. The credit spread of Exelon Generation to the Treasury rate is significantly lower than the similar PSEG Power rate, at both the January 1, 2003 date of adoption of FAS 143, as well as at September 30, 2004. This difference in assumption (PSEG rate of 9.34% at 30 years at January 1, 2003 to an Exelon rate of 6.15% for 30 years at September 30, 2004) results in a significantly higher decommissioning liability for the PSEG units when taken by itself, when comparing the Exelon and PSEG calculations.

Decommissioning scenarios

        Exelon assumed that there were three likely decommissioning scenarios in determining probabilistic cash flow models under FAS 143. The timing of decommissioning costs varies greatly amongst each of these scenarios. The decommissioning scenarios used by Exelon were as follows:

  •
  DECON (immediate dismantlement)—the nuclear units are decommissioned within 7 to 10 years upon retirement;

  •
  Delayed DECON (delayed dismantlement)—decommissioning of the nuclear units is timed such that release of the NRC Operating License (10 CFR Part 50 license, the radiological portion of the decommissioning) occurs in conjunction with the projected removal and disposal of all spent fuel from the site by the Department of Energy (DOE) assuming a 2015 start of the Yucca Mountain repository operations. The Delayed DECON scenario generally delays decommissioning operations between 0 to 21 years beyond the DECON scenario; and

  •
  SAFSTOR—decommissioning of the nuclear units is timed such that the release of the 10 CFR Part 50 license occurs 60 years after unit retirement (the maximum allowable by NRC regulations).

Each of these scenarios was assessed for its probability of occurrence and given a probability weighting.

        Exelon was informed that PSEG assigned a very small probability to the delayed decommissioning scenario when determining the ARO for its nuclear units. The vast majority of PSEG's decommissioning scenarios assumed DECON, or immediate decommissioning and earlier cash outflows than the cash outflows used by Exelon. This difference also has the effect of lowering the decommissioning liability for the PSEG units when comparing the Exelon and PSEG calculations.

Cost escalation rates

        Costs are generally accumulated in two ways to determine the costs to include in the ARO calculation for nuclear decommissioning. First a base year cost study is performed on the unit to determine the cost of decommissioning in today's dollars. Second, an analysis is performed to determine the rate at which the base year cost study should be escalated annually in order to reflect the increases in cost over time until the decommissioning has been completed. Exelon understands that PSEG calculated a composite inflation factor of 2.91% internally developed by applying an inflation factor to each separate cost component of decommissioning. These factors included: (a) Labor, using the Employment Cost Index: Labor, Wages and Salaries index; (b) Low Level Rad Waste, using the Producer Price Index ("PPI"): Industrial Commodities excluding energy index; (c) Fuels and Energy, using the PPI: Light Fuel Oils index; and (d) Other, using the PPI with energy index. PSEG believed that these indices would closely approximate the expected cost escalations associated with decommissioning.

        In view of its larger nuclear generation fleet, and associated decommissioning costs, Exelon hired a third-party consulting firm to determine the escalation rates for the various decommissioning costs. The determination was performed on a unit-by-unit basis, and broke the costs down into the five following categories:

  •
  Labor;

  •
  Equipment and Materials;

  •
  Energy;

  •
  Other (taxes, insurances, capital construction, etc.); and

  •
  Low Level Waste Disposal.

        Each of these categories was assigned a Data Resources International ("DRI") forward-looking cost escalation index. When cost-weight averaged over time, these costs generally reflect an average escalation rate of approximately 3.5%, although there was variation by unit and by type of cost. Exelon believes the difference between its and the PSEG cost escalation rate is attributable to two factors. First, the underlying cost studies, both internal and external, were performed at different points in time. The PSEG study was done to support a January 1, 2003 FAS 143 adoption, whereas the Exelon study used in the pro forma financial statements was created in late 2004 to support a cost update for its FAS 143 calculation. Second, forward-projected cost escalation rates tend to increase over time. Exelon's analysis of PSEG's nuclear units tended to push costs out in time, having the general effect of applying overall higher escalation rates to the cash flows. This difference in assumption results in a moderately higher decommissioning liability for the PSEG units when taken by itself, when comparing the Exelon and PSEG calculations.

Accretion expense

        As prescribed in FAS 143, the accretion expense is the result of applying the determined credit adjusted risk free rate to the liability for each period. There is an inverse correlation between the change in the interest rate and the change in the liability. As the discount rate lowers and the liability increases in a FAS 143 study, this also changes the slope of accretion expense as it is recognized over the life of the obligation. When a higher discount rate is used, the liability grows at a higher rate but on a much lower base amount of liability in the early years, resulting in lower accretion expense than when a liability is calculated at a lower discount rate. The following table shows how this applies to the different calculations as it relates to the PSEG ARO for nuclear decommissioning and the impacts on PSEG's accretion expense:

$'s in millions	2005	2006	2007	2008	2009
Fair Value at 9/30/04
Liability at 1/1	$858	$909	$963	$1,020	$1,080
Accretion expense	$51	$54	$57	$60	$64
Blended rate	5.9%	5.9%	5.9%	5.9%	5.9%
PSEG Initial Adoption
Liability at 1/1	$310	$338	$369	$403	$440
Accretion expense	$28	$31	$34	$37	$40
Blended rate	9.0%	9.2%	9.2%	9.2%	9.1%

        Please note that Exelon has included five years of accretion expense and liability for your review. The plants have license expiration dates, assuming extension, until 2046, and the decommissioning occurs in the probabilistic model for more than 20 years after the license expiration date.

  Note (i)

  Comment:

  33.
  Please explain to us how you computed the $1.549 million adjustment to the pension and postretirement obligations. To the extent you utilized an actuarial valuation; please tell us the date of the valuation, all the principle assumptions and whether you anticipate updating the valuation upon closing. Please explain to us in detail how the adjustment, when recorded, could or will impact your balance sheet and statements of operations over the next 10 years. Please be detailed in your response.

  Response:

          Exelon utilized the most recent actuarial valuation made available by PSEG as the starting point for calculating the pension and post retirement obligation. This study was updated through the use of a third-party consultant. In performing this update, the following significant assumptions were used:

Discount rate	6.00%
Wage inflation rate	4.69%
Health care inflation rate	8.5% in 2004, decreasing to 6.00% in 2009 and thereafter
Return on assets	8.75%

        The pension and postretirement obligation fair value adjustment consists of the following components (in millions):

PSEG previously unrecognized liabilities	$920
Change in assumptions:
Discount rate	233
Attribution rate	178
Removal of cap on retiree medical subsidy	145
Other	73

$1,549

        Exelon modified certain assumptions used by PSEG in order to conform with Exelon's policies. The discount rate utilized in the PSEG valuation of the pension and postretirement obligations effective September 30, 2004 was 6.25%. As noted above, Exelon assumed a discount rate of 6.00% to fair value the liabilities of PSEG in purchase accounting. Additionally, PSEG communicated to Exelon that in preparing the valuation of the retiree welfare obligation, the attribution period for certain employee benefits began when an employee became eligible for the benefits. Exelon modified this assumption to reflect its methodology. Finally, PSEG informed Exelon that in the first quarter of 2005 it communicated to its employees the removal of a cap on its retiree medical subsidy for retirements after June 30, 2006. At the time of the initial filing of the Registration Statement, this plan change had not yet been communicated, so PSEG had not recognized the cap removal in its GAAP reporting. Because Exelon expected that the change would be approved at or before the time of the merger, or would be approved in connection with the finalization of the merger, the retiree welfare obligations calculated for the pro forma financial statements reflect the removal of the cap. The pro forma financial statements included in the Registration Statement filed herewith continue to reflect this expectation.

        This valuation was performed as of September 30, 2004. Exelon will update the valuation as of the date of closing to update all assumptions and reflect the updated liability.

        Currently, PSEG recovers pension and post retirement benefit costs in its regulated rates. The amount of these costs related to the regulated business was estimated to be 72% of the total pension and post retirement benefit costs. The recognition of unrecognized losses in the pension and post retirement benefit plans through purchase accounting will result in a decrease to expense to PSEG. However, PSEG has communicated to Exelon that it expects, in connection with the merger, PSE&G will receive a regulatory order that will permit recovery of pension and post retirement costs from its ratepayers at the amounts calculated assuming that the merger did not occur for expense recognition purposes. The impact of this order would significantly reduce the amount of income statement benefit that the combined company would experience due to the application of purchase accounting. The following summarizes the impacts of purchase accounting to the financial statement of PSEG:

Impacts of purchase accounting on balance sheet

        In applying purchase accounting to the pension and post retirement liabilities of PSEG the liabilities were increased by $1.5 billion at September 30, 2004. This increase also resulted in a corresponding increase to goodwill for a similar amount. For the purposes of preparing the pro forma financial statements, any ability to recover the pension and post retirement liability from PSE&G's ratepayers at the time of the merger closing was excluded due to the application of FAS 71, Accounting for the Effects of Certain Types of Regulation ("FAS 71"), since the regulatory authorization for that recovery does not exist currently. Until such time as it can be determined that there is regulatory certainty related to the collection of this asset, no regulatory asset would be recognized. Exelon expects that this matter will be addressed with the New Jersey Board of Public Utilities prior to the consummation of the merger, providing clarity as to the appropriate treatment of this amount. If a regulatory order is received supporting the creation of a regulatory asset, it is expected that approximately $1.1 billion of the purchase accounting increase of $1.5 billion would be offset as a regulatory asset.

Impacts of purchase accounting on statement of operations

        The following table illustrates the change in pension and post retirement benefits costs for the period 2006 to 2008 for PSEG when applying purchase accounting. Please note, as a detailed actuarial report was not completed for this work, the information was limited to the periods below. Information on other future periods is not currently available.

	2006	2007	2008
	(in millions)
No Purchase accounting
Pension and OPEB Costs—Regulated	$184	$176	$169
Pension and OPEB Costs—Unregulated	49	44	43

Total	$233	$220	$212

Purchase accounting
Pension and OPEB Costs—Regulated	$99	$93	$89
Pension and OPEB Costs—Unregulated	34	30	31

Total	$133	$124	$119

Change
Pension and OPEB Costs—Regulated	$(85)	$(82)	$(80)
Pension and OPEB Costs—Unregulated	(15)	(14)	(13)

Total	$(100)	$(96)	$(93)

        As discussed above, to the extent that a regulatory order is received related to the cost recovery for the regulated business, the change identified above to the regulated business would not be realized in the statement of operations.

  Note (j)

  Comment:

  34.
  Please describe in detail your assumptions used in determining the fair market value of PSEG Power's power supply and fuel contracts. Explain to us how you obtain forward market curves for energy prices including whether they are internally generated or based on outside sources. Tell us whether the forward curves are used for other purposes; such as entering into contracts for purchase and sale of the specified commodity in a given market. Tell us whether the same forward curve is used for sales versus purchases. If not, please explain why.

  Response:

          The fair market value of PSEG Power's power supply and fuel purchases and sales contracts was based on the mid-point of forward market curves developed by PSEG management as of September 30, 2004. PSEG has informed Exelon that the prices upon which the curve was derived were based on quoted market prices, and, in certain cases, a basis spread was added to account for locational pricing differences. PSEG communicated to Exelon that PSEG management uses this same forward market curve for other purposes such as its long range planning and the evaluation of potential contracts for purchases and sales of specified commodity in a given market. PSEG's independent risk oversight group validates all curves. As noted previously, Exelon intends to perform a detailed valuation of identifiable intangible assets including the fair market value of power supply and fuel purchases and sales contracts. Currently, Exelon is in the process of hiring a valuation firm to perform this work, and expects to have the valuation work done shortly after the closing of the merger.

  Comment:

  35.
  Please explain supplementally why your $179 million adjustment to eliminate transactions between PSE&G and PSEG Power was recorded to intangible assets and intangible liabilities line items.

  Response:

          PSEG Power has contracted to sell electricity under a New Jersey power auction-related BGS contract to third-parties through PJM Interconnection, LLC (the regional transmission operator) and directly to PSE&G. In addition, PSE&G buys power from its affiliate PSEG Power and third-parties under the BGS contracts. Through purchase accounting, Exelon recorded the BGS contract at fair value at both PSEG Power and PSE&G. The journal entries to record the fair value adjustments at PSEG Power and PSE&G were as follows:

          Adjustment to record the contracts at fair value at PSEG Power:

Goodwill	$512
Intangible Liability—Power Supply Contracts—Power		$512

          Adjustment to record the contracts at fair value at PSE&G:

Intangible Assets—Power Purchase Contracts—PSE&G	$737
Regulatory Liability		$737

          The adjustments adjust to fair value the power auction contracts of the individual registrants. For consolidation purposes, the intercompany sales and purchases between PSEG Power and PSE&G must be eliminated. The following journal entry was recorded to eliminate the intercompany fair value adjustments:

Intangible Liability—Power Supply Contracts—Power	$179
Intangible Asset—Power Purchase Contracts—PSE&G		$179

  Biographical Information of Exelon Directors

  Comment:

  36.
  Please revise the description of the business experience for each director to provide their respective dates of employment for each position they have held over the last five years. See Item 402 of Regulation S-K.

  Response:

          The Registration Statement has been revised to address the Staff's comment.

  Exelon Proposal 4: Ratification of PricewaterhouseCoopers as Exelon's Independent Accountants for 2005

  Fees

  Comment:

  37.
  Please explain to us in detail the reason(s) for the significant increase in audit fees for the year ended December 31, 2004. You may want to disclose the reason(s) for this increase.

  Response:

          The fiscal 2004 audit fee increase is the result of additional testing, primarily related to internal controls, as required by PCAOB Auditing Standard No. 2, in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Exhibits

  Comment:

  38.
  Please file your legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective. Please advise us when you will file the final version of the tax opinions.

  Response:

          The form of Sidley Austin Brown & Wood LLP's Exhibit 5 legal opinion is being filed with Amendment No. 1 to the Registration Statement. The Exhibit 5 opinion being filed and the Exhibit 8.1 opinion being filed with the Registration Statement are in the form that Sidley Austin Brown & Wood LLP expects to issue and file with the SEC prior to the Registration Statement becoming effective. Sidley Austin Brown & Wood LLP expects that it would only change the form of these opinions in response to comments received from the Staff. Sidley Austin Brown & Wood LLP has been advised by Pillsbury Winthrop Shaw Pittman LLP that the form of Exhibit 8.2 opinion being filed is in the form it expects to issue and file with the SEC prior to the Registration Statement becoming effective and that any changes to the form would be to address comments received from the Staff.

Form 10-K for the fiscal year ending December 31, 2004

General

  Comment:

  39.
  Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions may be included in your future filings.

  Response:

          Exelon notes the Staff's comment and will comply with the Staff's comments 40 through 48 in future filings.

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

  Comment:

  40.
  Based on transition guidance in EITF Topic D-1, EITF 03-11 became effective for calendar year companies for transactions entered into on or after October 1, 2003. As such, please tell us whether and why you delayed implementation of EITF 03-11 until the quarter ended March 31, 2004. In doing so, please tell us the pro forma effect on 2003 revenues and operating expenses had the consensus been applied to all derivative instruments not held for trading purposes entered into after October 1, 2003. We may have further comment.

  Response:

          Exelon reports that the consensus reached in EITF 03-11 required judgment in determining whether realized gains or losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis. It required an evaluation of the relevant facts and circumstances and the economic substance of the transaction as well as other pertinent guidance in Opinion 29 and EITF Issue 99-19. As disclosed in the SAB 74 disclosures included in Note 1 (page 68) to Exelon's 2003 financial statements included in a

  Current Report on Form 8-K filed on February 20, 2004, which is incorporated by reference in Exelon's 2004 Report on Form 10-K, as of December 31, 2003 Exelon was in the process of completing an evaluation of the impact of EITF 03-11. The evaluation included a review of relevant contracts to ascertain whether the consensus applied to such contracts.

          In addition, Exelon believed that implementing EITF 03-11 during the fourth quarter of 2003 would have resulted in the presentation of similar transactions on an inconsistent basis during 2003 that would not have been relevant or useful to the reader and that presenting transactions on a consistent and comparable basis provided more meaningful financial reporting with respect to its revenue and operating expense.

          Additionally, the pro forma effect on 2003 operating revenues and operating expenses, had the consensus been applied to all derivative instruments entered into and settled after October 1, 2003, calculated in April 2004, represents approximately 1.1% and 1.2% of revenues and operating expenses, respectively, which Exelon believes is not material.

Note 2.    Acquisitions and Dispositions

Generation Entities

  Comment:

  41.
  Please tell us whether you tested the TXU plant(s) for impairment on a held and used basis. If you did not, please explain why. If you aggregated these plant(s) with other plants, please tell us the locations of the aggregated plants and your basis for aggregation.

  Response:

          In the fourth quarter of 2004, the former TXU plants were tested for impairment on a held and used basis under the guidance provided by FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS No. 144"). The termination of the original TXU tolling agreement and the subsequent transaction to enter into a new agreement with TXU were considered to be an indicator of impairment under paragraph 8 of FAS No. 144 that could cause the carrying amount of the assets not to be recoverable.

          In conducting the impairment test, the carrying amount of the former TXU plants was not aggregated with other plants in the ERCOT (Texas) region. The estimated undiscounted cash flows from the former TXU plants were approximately $1.1 billion, which exceeded the carrying amount of these assets, which was $472 million at December 31, 2004.

Disposition of Enterprises Entities

  Comment:

  42.
  We note that you did not include the results of Thermal and Exelon Services as discontinued operations since "the impact on your consolidated financial statements was not significant." Please demonstrate why the gain or loss and related income/loss from operations are insignificant to your financial statements. Please utilize the quantitative and qualitative considerations of SAB 99.

  Response:

          For the year ended December 31, 2004, Exelon Thermal Holdings, Inc. ("Exelon Thermal") and Exelon Services, Inc. ("Exelon Services") reported the following results:

	Exelon Thermal	Exelon Services	Exelon Consolidated
	(in millions)
Revenues	$14	$94	$14,515
Operating income (loss)	$6	$(21)	$3,433
Income (loss) before income taxes, minority interest and cumulative effect of changes in accounting principles	$41	$(15)	$2,512
Net income (loss)	$24	$(9)	$1,864
Net pre-tax gain (loss) on sale (included in other income and deductions)	$35	$9

        Exelon considered these results from a qualitative and quantitative perspective and determined that they were insignificant, both individually and in the aggregate, to its consolidated financial statements. Aggregate revenues and net income of Exelon Thermal and Exelon Services were less than 1% of Exelon's consolidated revenues and net income. Furthermore, the aggregate pre-tax net gain on sale related to the dispositions of these businesses was less than 2% of Exelon's income before income taxes, minority interest and cumulative effect of changes in accounting principles. Exelon disclosed the net gains and losses resulting from the dispositions of these businesses both within the footnotes to the financial statements and within the discussion of Enterprises' results of operations within Management's Discussion and Analysis. Exelon believed that this information did not impact the reader's overall understanding of Exelon's results and did not mask a change in earnings or other trends as Exelon had exited substantially all of its Enterprises operations. Based upon these considerations, the results of these businesses were previously not presented as discontinued operations.

        In January 2005, Exelon Generation Company, LLC completed the sale of Sithe (discussed further in response to comment 44). In connection with accounting for this transaction, which will be treated as a sale, Exelon determined that Sithe's operations should be reported as discontinued operations. As a result of presenting Sithe as discontinued operations, Exelon assessed its prior determination to not present Enterprises as discontinuing operations. As the combined impact of Sithe and Enterprises became material to the line items affected, Exelon determined that the Enterprises businesses which qualified for presentation as discontinued operations but which were previously deemed to be immaterial should now be reported as discontinued operations. Accordingly, beginning with its Report on Form 10-Q for the first quarter of 2005, Exelon will be reporting, on a comparative basis for all years presented, both Sithe and qualifying Enterprises businesses as discontinued operations. Additionally, the Registration Statement has been revised to include unaudited pro forma condensed consolidated financial statements of Exelon which present discontinued operations for Sithe and qualifying Enterprises businesses as of and for the year ended December 31, 2004 and for the years ended December 31, 2003 and 2002. Furthermore, subsequent to Exelon's filing of its Report on Form 10-Q for the first quarter of 2005, but prior to the Registration Statement being declared effective, Exelon will file a Report on Form 8-K in which Item 7 and Item 8 of Exelon's annual report on Form 10-K for the year ended December 31, 2004 will be revised to reflect, for all periods presented, the discontinued operations presentation discussed above.

Investments in Synthetic Fuel-Producing Facilities

  Comment:

  43.
  Please provide us a summary of your FIN 46R analysis as it relates to your investments in synthetic fuel-producing facilities. If you determined that the facilities are variable interest entities, please tell us whether and how you considered the tax benefits you receive in connection with these investments in determining if you are the primary beneficiary.

  Response:

          Exelon concluded that the facilities were variable interest entities in its FIN 46R analysis since the voting rights of interest holders were disproportional to the interest holders' obligation to absorb expected losses of the entity. In addition, these entities are thinly capitalized requiring injections of cash on a periodic basis to offset their operating losses thereby meeting the definition of a variable interest entity per par. 5 (a) of FIN 46 R.

          Exelon considered all net cash flows in determining whether it was the primary beneficiary. Such cash flows included tax benefits received and payments made by Exelon to acquire tax benefits, and the cash flows received by the plant operators from Exelon. Using hypothetical scenarios, Exelon determined that the plant managers were to absorb a majority of the expected losses of these facilities and therefore, under par. 14, the plant managers were the primary beneficiaries. Furthermore, as a result of a similar analysis, Exelon understands that the plant managers continue to consolidate these facilities.

          Additionally, Exelon considered qualitative factors that supported its conclusion that it is not the primary beneficiary. At the outset of the investments Exelon had a one-year put right that would have required the plant manager to acquire Exelon's investment and refund all monies paid by Exelon in the event that a clear IRS audit was not completed. Additionally, Exelon has the ability to defer payments in the event the facilities fail to produce specified amounts of fuel in consecutive months and ultimately terminate its investment and be relieved of all future payments. Furthermore, Exelon will be relieved of its continued obligation to acquire tax benefits upon the repeal or premature expiration of the section of the Internal Revenue Code that governs the credits. Should these presently hypothetical circumstances become reality, the plant operator contractually bears a majority of loss in fair value in the event of diminished or ceased production or viability of the tax benefits generated by the facilities.

Note 3. Sithe

  Comment:

  44.
  Please help us understand the business reason(s) for exercise of a call to acquire 50% of Sithe for $97 million presumably to complete the sale of 100% of Sithe, excluding Sithe International, to Dynegy for $135 million.

  Response:

          Exercising the call option to acquire Reservoir Capital Group's 50% interest in Sithe provided Exelon with greater control over the exit from Sithe and its terms and conditions than if Exelon and Reservoir had sold Sithe jointly or if Exelon had sold its interest in Sithe separately. Following the acquisition of the remaining 50% of Sithe, a $60 million cash dividend was paid from Sithe to Exelon prior to the sale to Dynegy. Exelon's exercise of the $97 million call price for 50% of Sithe implies a minimum fair value for 100% of Sithe of approximately $194 million. Following the cash dividend from Sithe, the fair value of the remainder of Sithe approximated the $135 million sale price to Dynegy.

Note 7. Property, Plant and Equipment

  Comment:

45.
Please revise your footnote to show accumulated depreciation associated with your regulated and unregulated assets separately. You may do this parenthetically. If you believe your existing presentation is so segregated, please explain. Additionally, please disclose the service life for each category of unregulated assets. See Rule 5-02.13 of Regulation S-X.

  Response:

          As of December 31, 2004, accumulated depreciation for Exelon's regulated and unregulated assets was $3.2 billion and $4.0 billion, respectively. As of December 31, 2004, the estimated service life for each category of unregulated assets was as follows:

Asset Category	Estimated service life
Electric—generation
Nuclear stations	16 to 45 years (a)
Fossil and hydro stations	6 to 63 years (a)
Nuclear fuel	up to 6 years
Asset retirement cost	16 to 45 years (a)

  (a)
  Represents the remaining expected service period of the respective stations.

        Exelon will disclose this information prospectively, beginning with its Report on Form 10-K for the year ending December 31, 2005.

Note 14.    Nuclear Decommissioning and Spent Fuel Storage

  Comment:

  46.
  We note that you currently recover in rates funds for decommissioning both the former ComEd nuclear plants and the former PECO nuclear plants and that these funds are remitted to Generation to be deposited into the trust accounts. Further, we note that you are required to refund to customers any amounts remaining in the trust funds following completion of the decommissioning activities. As such, it is unclear why you recorded a $112 million cumulative income effect of a change in accounting principle in connection with your adoption of FAS 143. Please explain. We note your response to comment 13 in a letter to us dated October 17, 2003 that stated in part "the amount of the cumulative effect at Generation was a direct result of the amounts previously recognized in its income statement related to decommissioning in 2001 and 2002 subsequent to the transfer of the nuclear plants from PECO and ComEd." We also note your response to comment 6 in a letter to us dated in November 2003. However it is difficult to understand why an income effect resulted given your obligation to refund. Furthermore, we do not understand whether the $210 million credit to goodwill was part of the cumulative effect. If not, where was the offsetting debit recorded? If so, we are missing a portion of the journal entry. Please help us understand the reason for the income effect and the related accounting. In this regard, you may want to provide us with your journal entries upon adopting FAS 143 for Generation, ComEd, and PECO.

  Response:

          The FAS 143 accounting for the former ComEd and PECO plants was complicated due to the differing state regulatory approaches to decommissioning cost recovery as well as the differing effect of transactions upon ComEd and PECO since the Unicom Corporation/PECO Energy

  Company transaction in October 2000. The cumulative income effect and the potential refund, reflected as an intercompany payable and receivable and regulatory liability, reflect the transition to FAS 143 as well as timing differences. Exelon expects that the decommissioning trust assets will be used for the ultimate decommissioning of the plants and that no refunds will ultimately be made.

          At the date of the October 2000 merger of Unicom Corporation (ComEd's former parent corporation) into Exelon Corporation, ComEd was under a state regulatory order that allowed it to receive full recovery of the costs to decommission its nuclear units. Therefore, consistent with the accounting applicable at that time, including the application of FAS 71, the obligation to decommission ComEd's nuclear units was equal to the net assets it held in the related nuclear decommissioning trust funds. Please note that this decommissioning obligation was recorded as a component of accumulated depreciation for plants that were active and as a separate liability for those plants that had been shut down. Thus, since ComEd had the ability to recover all decommissioning costs under the regulatory structure, the application of regulatory accounting under FAS 71 resulted in the net impact of decommissioning being $0 on ComEd's statement of operations.

          Subsequent to the October 2000 merger, the Illinois Commerce Commission ("ICC") issued an order potentially limiting future decommissioning collections. That order, which was issued on December 20, 2000 (Docket No. 00-0361), became effective upon the January 1, 2001 transfer of ComEd's generation assets to Exelon Generation and limits the prospective collection of decommissioning costs from ComEd's customers to $73 million annually for six years (i.e., through 2006) ($62 million for retired plants and $11 million for active plants). Both Illinois law and the December 2000 Order provide that any excess funds remaining in the nuclear decommissioning trust funds attributable to the former ComEd nuclear plants after the completion of the plants' decommissioning, on a plant-by-plant basis, must be refunded to ComEd's customers.

2001 and 2002

          Upon the transfer of the former ComEd plants from ComEd to Exelon Generation and given the December 2000 Order capping ComEd's ultimate recovery of decommissioning costs, Exelon Generation revised its approach for recognizing decommissioning expense and investment trust income/losses. The difference between the current cost estimate of the total decommissioning liability and the amount of liability actually recorded in accumulated depreciation was amortized to decommissioning expense on a straight line basis over the remaining lives of the plants. Additionally, the realized and unrealized gains/losses of the investments in the decommissioning trust funds were recorded to the income statement or to other comprehensive income, respectively. As the net decommissioning assets equaled the decommissioning liability, at the date of transfer, no regulatory liability existed. However, to the extent that decommissioning expense exceeded the income related to decommissioning (revenues and investment income), the decommissioning obligation would exceed the net decommissioning assets. Under this scenario, Exelon had no ability to recover these excess costs over income, and these amounts were therefore reflected as a net expense in its statement of operations.

          During 2001 and 2002, decommissioning expense exceeded the financial performance of the nuclear decommissioning trusts funds reflecting the adverse performance of the securities markets. Upon the adoption of FAS 143 on January 1, 2003, Exelon recalculated the decommissioning obligation under this new standard, which significantly reduced the obligation, to the extent that the net trust assets significantly exceeded the net decommissioning obligation. Therefore, this excess of assets over the decommissioning obligation was required to be shown as a regulatory liability reflecting the refund obligation to customers. To the extent that this regulatory liability had been created due to net decommissioning expense recognized during 2001 and 2002 when decommissioning expense exceeded the trust fund performance, this amount of expense was adjusted in the cumulative income effect upon adopting FAS 143. Approximately $80 million of the $112 million cumulative effect of adopting FAS 143 related to the 2001 and 2002 net decommissioning expense. The remainder of the cumulative income effect related to the adoption of FAS 143 at AmerGen of $28 million, ComEd as discussed below of $5 million and Enterprises of ($1) million.

$210 million credit to goodwill

          Prior to the October 2000 merger, ComEd recorded additional decommissioning liabilities in excess of decommissioning collections for its retired plants and recorded an offsetting regulatory asset representing the anticipated future collection of these costs from its ratepayers. The December 20, 2000 ICC Order, however, limited prospective collection of decommissioning costs for the retired units from ComEd's customers to $62 million a year for six additional years after the January 1, 2001 transfer of the plants to Exelon Generation.

          This level of collection did not support the existing regulatory asset associated with the retired plant's decommissioning. However, since this ICC order was an active docket at the time of the October 2000 merger, ComEd considered this event a preacquisition contingency under FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises an amendment of APB Opinion No. 16 ("FAS 38"). Accordingly, that preacquisition contingency was adjusted in March 2001 and a $350 million reduction ($210 million after tax) was recorded to regulatory assets for decommissioning with a corresponding increase to goodwill.

          APB 20 paragraph 20 states that "the amount shown in the income statement for the cumulative effect of changing to a new accounting principle is the difference between (a) the amount of retained earnings at the beginning of the period of a change and (b) the amount of retained earnings that would have been reported at that date if the new accounting principle had been applied retroactively for all prior periods which would have been affected and by recognizing only the direct effects of the change and related income tax effect."

          In accordance with Exelon's understanding of the FASB's longstanding interpretation of this provision, Exelon is required to determine the cumulative effect of change in accounting associated with the implementation of FAS 143 by reconsidering what the impacts on its retained earnings would have been had FAS 143 been in effect for all historical periods.

          Exelon considered whether the historical application of FAS 143 would have impacted how ComEd recorded the $350 million reduction of its regulatory asset, as described above, associated with its expected future collections from customers of decommissioning funds for its retired nuclear units at the Zion and Dresden stations. ComEd recorded this amount as an adjustment to the October 2000 merger purchase price allocation. It was concluded that had FAS 143 been in effect at the time of the acquisition, the retired plant regulatory asset would have been offset against the regulatory liability associated with decommissioning as identified above. Therefore, goodwill would not have been increased, and the resulting net assets transferred to Exelon Generation upon restructuring would have been increased, resulting in an increase in the value of treasury stock received by ComEd, i.e., an increased reduction of equity.

          Exelon concluded that a reduction of $205 million ($210 million for the purchase accounting adjustment offset by the reduction of goodwill by $5 million in 2001) to goodwill and a $210 million reduction to shareholders' equity at ComEd was appropriate when it reapplied purchase accounting to the October 2000 merger as if FAS 143 had been in effect at that time as required by Opinion 20. Additionally, a corresponding increase has been made to equity of Exelon Generation for $210 million. The net impact of this adjustment is $0 to Exelon's consolidated equity, prior to the $5 million reduction in amortization expense at ComEd, which has been classified by ComEd and Exelon as a cumulative effect of change in accounting principle.

          Therefore, the journal entry associated with the above matter, recorded upon the adoption of FAS 143 at ComEd, was as follows ($'s in millions):

Equity Other paid in capital	$210
Goodwill		$205
Cumulative effect		$5

  Comment:

  47.
  We note that your asset retirement obligation increased by $780 million, approximately 25%, during 2004 primarily due to updated decommissioning cost studies and changes in cost escalation factors used to estimate future undiscounted costs. Please explain in detail the reasons for the significant change. In doing so, please include the date of the last study.

  Response:

          FAS No. 143, Accounting for Asset Retirement Obligations ("FAS No. 143"), states that changes to the asset retirement obligation may arise due to revisions to either the timing or the amount of the original estimate of undiscounted cash flows to complete the asset retirement obligations. The 2004 update to Exelon's estimated future cash flows to decommission its nuclear units included (1) the performance and completion of updated independent third-party cost studies to decommission nuclear units, (2) updates to cost escalation rates, (3) changes in estimated probabilities of various decommissioning scenarios used to determine the cost to decommission the nuclear units and (4) the changes in the credit adjusted risk free rate on the incremental liability created.

Updated independent third-party costs studies

          TLG Services, Inc. ("TLG"), an independent third-party consulting firm that specializes in decommissioning cost estimation, provides estimates to Exelon for anticipated costs to decommission its nuclear units. These cost studies are performed on a unit-by-unit basis and require significant analysis and time to complete. In 2002, Exelon contracted TLG to begin the process of updating the decommissioning cost estimates for all of its nuclear units. In 2004, Exelon received and reviewed updated cost studies for all 19 of its wholly owned nuclear units. TLG anticipates completing the cost studies for the remaining four units in which Exelon has a partial ownership in the second quarter of 2005. For nearly all of the 23 nuclear units in which Exelon has an ownership interest, the most recent cost studies prior to 2004 were completed by TLG between the years of 1996 and 1997.

          In conjunction with the adoption of FAS No. 143 in January 2003, Exelon assessed the validity of the 1996-1997 cost estimates in determining the appropriate ARO to record. Exelon concluded that the 1996-1997 decommissioning cost estimates, with appropriately escalated costs, remained valid for use in the adoption of FAS 143 on January 1, 2003. The following identifies specific historic support for this position.

  1.
  Where decommissioning was currently being performed on commercial nuclear power plants (Connecticut Yankee, Big Rock Point, Yankee Rowe, Maine Yankee and Rancho Seco), the costs were to date, generally running within +/-15% of those originally projected by the TLG estimates.

  2.
  Maine Yankee performed on-going evaluations of the actual decommissioning costs against TLG's October 1997 decommissioning cost estimate. In their presentation at TLG's 2002 decommissioning conference, they noted that their true costs remained within 10% of TLG's original estimate after approximately 50% completion.

  3.
  Worker compensation, low-level radioactive waste disposal, and equipment and material costs influence decommissioning costs most strongly. These three cost categories cover more than 80% of the cost to decommission a nuclear plant. TLG completed a 2002 decommissioning cost escalation study for Exelon (as further discussed below). Exelon's decommissioning liability for 2003 was determined using TLG's cost escalation models from the 2002 study.

  4.
  As of January 1, 2003, there were little or no changes in technology which would dramatically shift up or down, decommissioning costs in the most influential categories: worker compensation, low-level radioactive waste disposal, and equipment and materials.

        Exelon concluded that the TLG decommissioning cost estimates were valid given the current state of technology and decommissioning practices. When escalated to current year dollars, it was concluded that they provided a reasonable estimate of Exelon's decommissioning liability at January 1, 2003.

        The updated cost studies completed in 2004 reported an overall increase in estimated costs to decommission the nuclear units. The primary reasons for the increases in the decommissioning cost estimates are as follows:

  •
  New assumptions were developed in 2003 and 2004 for the cost of moving spent nuclear fuel to dry storage, which included the updated costs of dry storage infrastructure and dry storage systems. The new assumptions are consistent with Exelon's recent experience with dry storage.

  •
  New assumptions have been used regarding the DOE's ability to begin removing spent fuel from Exelon's nuclear sites in a timely fashion. The previously used estimates assumed the DOE would begin accepting the spent nuclear fuel between 2008 and 2010. Based on Exelon's re-evaluation of DOE's Yucca Mountain Program, the new estimate assumes that the DOE will begin accepting spent nuclear fuel in 2015.

  •
  Revised cost estimates for labor expenses anticipated to be incurred in the decommissioning process were developed. One of the changes in labor expenses related to the increases in security costs that were experienced in 2003 and 2004 in order to meet new guidelines issued by the federal government. Exelon's experience since 2002 in its early stage decommissioning efforts at its Zion station and Dresden 1 unit have also now provided an actual history of the activities to be completed and their relative costs. This information has been be utilized as part of the 2004 cost estimate updates.

Isolating the impacts of the updated cost studies, the incremental liability created for these units represented approximately 62% of the overall increase to the ARO.

Updates to cost escalation rates

        As discussed in response to comment 32, the costs to decommission the nuclear units are broken down into five categories:

  •
  Labor;

  •
  Equipment and Materials;

  •
  Energy;

  •
  Other (taxes, insurances, capital construction, etc.); and

  •
  Low Level Waste Disposal.

        In 2002, TLG provided cost escalation rates for the above categories of expenses to Exelon in order to complete the ARO estimate for the January 1, 2003 implementation of FAS No. 143. As part of the process to update the ARO in 2004, Exelon requested DRI to provide updated cost escalation rates. In general, the 2004 long-term escalation rates are approximately 5 to 60 basis points higher than the cost escalation rates provided in 2002. The following table provides the cost escalation rates utilized to estimate the ARO upon adoption of FAS No. 143 at January 1, 2003 and the updated ARO in 2004.

Cost Escalation Rates—Long-Term	2002	2004
Labor	4.38%	4.44%
Equipment and Materials	0.63%	1.26%
Energy	1.97%	2.52%
Low Level Waste Disposal & Other	3.45%	3.65%

        These cost escalation rates are based primarily on the underlying consumer price index, employment cost index and the producer price index. The increase in these cost escalation rates, while holding the other factors constant, represented approximately 17% of the increase in the ARO recorded as part of the update process in 2004.

Changes in probabilities of decommissioning scenarios

        As discussed in the response to comment 32, in determining the probabilistic cash flow models under FAS No. 143, Exelon assumed that there were three likely decommissioning scenarios:

  •
  DECON (immediate dismantlement);

  •
  Delayed DECON (delayed dismantlement); and

  •
  SAFSTOR (active decommissioning activities begin 60 years after unit retirement).

        Exelon's Nuclear operations senior management team assessed the probability of these scenarios and provided a probability weighting to these scenarios upon the adoption of FAS No. 143. As part of this review, Nuclear senior management took into account the current environment related to decommissioning policies and considered various factors which could occur in the future in determining the probabilities associated with the various decommissioning scenarios.

        The overall impact to the change in the ARO as a result of the change in probability assumptions was approximately 7% of the total increase to the ARO.

Changes in the credit adjusted risk free rates on incremental liability

        The incremental estimate of the undiscounted cash flows to decommission Exelon's nuclear units determined by the above three factors must be discounted by an appropriate credit adjusted risk free rate ("CARFR") at the time of the update to the ARO. Exelon determined the appropriate credit spread above the zero-coupon U.S. Treasury bond at the time of the update for its nuclear units.

        Overall, the CARFRs for the units were lower than the CARFRs utilized at the time of the adoption of FAS No. 143 in January 2003. This decrease was primarily the result of the compression of the market rates over the last 18 to 24 months. Exelon believes this compression was due to the higher credit spreads experienced in 2002 in the utility and energy industries based on the then recent Enron issues and other liquidity issues facing the industry at that time.

        The overall impact of the change in credit adjusted risk free rates on the incremental liability was approximately 14% of the total increase to the ARO.

Item 9A.    Controls and Procedures

  Comment:

  48.
  Please amend your Form 10-K to incorporate the following changes to your Item 9A. Control and Procedures:

    (a)    We note your disclosure that your disclosure controls and procedures have been designed by each registrant to ensure that "this information is recorded, processed, summarized, evaluated, and reported, as applicable, within the time periods specified by the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definitions. As such, revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

    (b)    We note your statement that "each registrant's controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

  Response:

          Exelon proposes to add the italicized text, in response to the Staff's comment in subparagraph (a), and to delete the bracketed text in response to the Staff's comment in subparagraph (b), as shown below in the text that would appear under the subheading "Exelon, ComEd, PECO and Generation" in Part I, Item 4 (Controls and Procedures) in Exelon's future Form 10-Q quarterly report filings and in Part II, Item 9A (Controls and Procedures) in Exelon's future Form 10-K annual report filings.

      Exelon, ComEd, PECO and Generation

      During the            quarter of 20    , each registrant's management, including its principal executive officer and principal financial officer, evaluated that registrant's disclosure controls and procedures related to the recording, processing, summarizing and reporting of information in that registrant's periodic reports that it files with the SEC. These disclosure controls and procedures have been designed by each registrant to ensure that (a) material information relating to that registrant, including its consolidated subsidiaries, is accumulated and made known to that registrant's management, including its principal executive officer and principal financial officer, by other employees of that registrant and its subsidiaries as appropriate to allow timely decisions regarding required disclosure, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC's rules and forms. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls could be circumvented by the individual acts of some persons or by collusion of two or more people. [Each registrant's controls and procedures can only provide reasonable, not absolute, assurances that the above objectives have been met.]

      Accordingly, as of                                 , the principal executive officer and principal financial officer of each registrant concluded that such registrant's disclosure controls and procedures were effective to accomplish their objectives. Each registrant continually strives to improve its disclosure controls and procedures to enhance the quality of its financial reporting and to maintain dynamic systems that change as conditions warrant.

          As a result of a prior Staff comment concerning Exelon's disclosures under Item 14 (now Item 9A), Exelon had believed those disclosures to be compliant with applicable requirements. That comment was raised in an October 6, 2003 letter that Exelon received, which contained comments regarding (i) a Form S-3 registration statement that Exelon, Exelon Capital Trust I, Exelon Capital Trust II and Exelon Capital Trust III had filed in September 2003 and (ii) Exelon's Form 10-K for the year ended December 31, 2002 and Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003. comment 11 in that letter stated under the heading "Item 14. Controls and Procedures—pp. 259-260":

      11.    Your disclosure regarding the effectiveness of your controls and procedures is confusing. You state that "these officers concluded that, subject to limitations noted above, the design of the disclosure controls and procedures provides reasonable assurance that they can accomplish their objectives." It is not clear from this language whether the officers providing the certifications believe that the controls and procedures are effective. Please revise your disclosures for each reporting entity to indicate, if true, that your controls and procedures were effective. Refer to Item 307(a) of Regulation S-K. (A)

          Exelon responded that it would change the text to state that: "Accordingly, as of September 30, 2003, these officers (principal executive officer and principal financial officer) concluded that our disclosure controls and procedures were effective to accomplish their objectives."

          The language that the Staff has referenced in the current comment was present in the Item 14 language to which the 2003 comment was addressed. The 2003 comment did not take exception to that language; therefore, Exelon believed the language was acceptable. Exelon will make the Staff's requested changes in future filings.

* * * * *

          If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (312) 853-7034 or Randall E. Mehrberg of Exelon at (312) 394-7398.

Very truly yours,

/s/ CAROL M. LIND
cc:
Randall E. Mehrberg
R. Edwin Selover